Exhibit 99.1

Yandex N.V. provides an update on the divestment of its Russia-based businesses

Amsterdam, the Netherlands, March 28, 2024 — As announced on February 5, 2024, Yandex N.V., the Dutch parent company of the Yandex group (“YNV”), has entered into a definitive agreement with a purchaser consortium (the “Purchaser”) to sell all of the group's businesses in Russia and certain international markets for total consideration of RUB 475 billion, subject to adjustments, and payable in a combination of cash and Class A shares of YNV.

The company has made significant progress towards the implementation of the proposed transaction.

To date we have received all necessary regulatory approvals in Russia, including the approval from the Government Commission for Control over Foreign Investments, and antitrust approval from the Federal Antimonopoly Service.

On March 7, we received the requisite Shareholder approvals (including the separate approval of Class A shareholders) for the divestment and related amendments to YNV’s articles of association.

We have also completed the group’s internal reorganization. All of Yandex's assets and operations in Russia and certain international markets, which form the divestment perimeter, are now held by IPJSC “Yandex”, an international public joint stock company incorporated in Russia. IPJSC “Yandex” has recently obtained a public company status and applied for a primary listing on the Moscow Exchange.

As previously announced, the sale transaction will be implemented in two closings. We anticipate satisfaction of the remaining conditions to the first closing in the coming weeks.

To provide time to satisfy the remaining conditions to the first closing, the parties have mutually agreed to extend the long stop date under the Share Purchase Agreement between YNV and the Purchaser from April 2, 2024 to April 30, 2024.

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More information on Yandex can be found at https://ir.yandex/.

Contacts

YNV Investor Relations

askIR@yandex-team.com

YNV Media

pr@y-nv.com

Disclaimer

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our proposed divestment of our businesses in Russia and certain international markets, are forward-looking statements. YNV can provide no assurance that it will be successful in achieving first closing or second closing of the proposed transaction. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to satisfy certain conditions under the share purchase agreement, our dependence on third-parties to satisfy certain conditions under the share purchase agreement, changes in the political, legal and/or regulatory environment that may affect the proposed transaction, macroeconomic and geopolitical developments affecting the Russian economy or our business, and currency fluctuations, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022 and “Risk Factors” in a shareholder circular filed as Exhibit 99.2 to a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (SEC) on February 8, 2024, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release is as of March 28, 2024, and Yandex undertakes no duty to update this information unless required by law.